Exhibit 99.1

Centerpulse Ltd
Andreasstrasse 15
8050 Zurich
Switzerland

	Media Release	Phone +41 1 306 9696
Date	September 8, 2003	Fax +41 1 306 9697
Page	1/1	www.centerpulse.com

news

Centerpulse: Disclosure of Shareholdings

Zurich, September 8, 2003 – In accordance with article 20 of Switzerland’s Stock Exchange Act, Centerpulse Ltd publishes the following disclosure of shareholdings: Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, including its direct and indirect subsidiaries, has fallen below the threshold and now holds less than 5% of outstanding voting rights.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide.  The product array includes artificial joints, dental implants, spinal implants and instrumentation.

Media Relations:

Centerpulse Corporate Communications

Beatrice Tschanz

Phone:	+41 (0)1 306 96 46
Mobile:	+41 (0)79 407 08 78
Fax:	+41 (0)1 306 96 51
E-Mail:	press-relations@centerpulse.com

Investor Relations:

Marc Ostermann

Phone	+41 (0)1 306 98 24
Mobile	+41(0)79 787 92 84
Fax	+41(0)1 306 98 31
E-mail:	investor-relations@centerpulse.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

This media release can be downloaded on the Internet:
www.centerpulse.com.